KT Corp. changes ticker symbol to KT

KT Corporation today announced that it will change its ticker symbol on the New York Stock Exchange (NYSE) from KTC to KT, effective on January 4, 2010. The symbol change comes along with the recent merger with its mobile subsidiary, former KTF. The new ticker is expected to be in better alignment with the company’s current corporate identity.